HIGHLANDER CAPITAL GROUP, INC.

Statement of Operations

For the Year Ended December 31, 2015

Revenues:		
Commissions and fees	$ 603,641	
Trading income	95,733	
Other	49,334	
Total Revenues		$ 748,708
Expenses:		
Employee compensation and benefits	616,816	
Clearing and floor brokerage	86,048	
Commissions	1,046	
Communications	34,177	
Occupancy costs	57,343	
Regulatory fees	36,230	
Depreciation	2,694	
Other	62,992	
Total Expenses		897,346
Net Income (loss)		$ (148,638)

The accompanying notes are an integral part of these financial statements.